State of Utah | This form must be type written or computer generated.
Department of Commerce
Division of Corporations & Commercial Code
Articles of Incorporation (Profit)

Date: 06/01/2015
Receipt Number: 6026116
Amount Paid: $70.00

RECEIVED
JUN 0 1 2015
Utah Div. of Corp. & Comm. Code

Important: Read instructions before completing form Non-Refundable Processing Fee: $70.00

1. Name of Corporation:	ralliBox, Inc.			
2. Purpose:	To engage in any lawful activity for which corpoationsw may be incorporated in Utah.			
3. Shares:	Type:	Common	Number of Shares:	1,500,000
	Type:		Number of Shares:	

4. Who/What is the name of the Registered Agent (Individual or Business Entity or Commercial Registered Agent)?: David Josiah Kneusel

MTM

The address must be listed if you have a non-commercial registered agent. What is a commercial registered agent?

Address of the Registered Agent: 547 22nd Street
Utah Street Address Required, PO Boxes can be listed after the Street Address
City: Ogden State UT Zip: 84403

5. Name, Signature and Address of Incorporator (attach additional page if there is more than 1 incorporator)

Name: Kyle Mercer
Address: 881 W State, #140-432 City: Pleasant Grove State: UT Zip: 84062
Signature: Kyle Mercer Date: 6/1/15

6. Principal Address: 547 22nd ST City: Ogden State: UT Zip: 84403

Please list the officers and directors of the corporation. Must have at least 1 officer and 1 director within the 1st year of the corporation.

Name / Address	Position(s) / City	State	Zip
David Josiah Kneusel	President		
547 22nd Street	Ogden	UT	84403
Ronald Kneusel	Vice-President		
12560 Meade Ct.	Broomfield	CO	80020
Kyle Mercer	Secretary		
881 W State, #140-432	Pleasant Grove	UT	84062
Name	Select or type in position		
Address	City	State	Zip

06-01-15P03:22 RCVD

Under GRAMA {63-2-201}, all registration information maintained by the Division is classified as public record. For confidentiality purposes, you may use the business entity physical address rather than the residential or private address of any individual affiliated with the entity.

Optional Inclusion of Ownership Information: This information is not required.
Is this a female owned business? ○ Yes ○ No
Is this a minority owned business? ○ Yes ○ No If yes, please specify: Select/Type the race of the owner here

Mailing/Faxing Information: www.corporations.utah.gov/contactus.html Division's Website: www.corporations.utah.gov